UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                  SCHEDULE 13D
                                (Rule 13d - 101)

                          INFORMATION TO BE INCLUDED IN
                   STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO PURSUANT TO RULE 13d-2(a)



                             PPI CAPITAL GROUP, INC.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   693514 20 0
                                 --------------
                                 (CUSIP Number)



                    Brian Overstreet, PPI Capital Group, Inc.
                3655 Nobel Drive, Suite 540, San Diego, CA 92122
  ----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)



                                  June 11, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 693514 20 0                                          Page 2 of 6 Pages
-------------------------------------                  -------------------------

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1        NAME OF REPORTING PERSON:      Robert Kyle
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [______________]

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [ ]
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3        SEC USE ONLY


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4        SOURCE OF FUNDS

         SC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 384,375
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       384,375
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         768,750
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.52%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.001 par value per share ("Common Stock"), of PPI Capital Group, Inc., a Utah corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 3655 Nobel Drive, Suite 540, San Diego, California 92122.

Item 2.  Identity and Background.

         (a)  This statement is filed by Robert Kyle.

         (b) The business address of Robert Kyle is 3655 Nobel Drive, Suite 540, San Diego, CA 92122.

         (c) Mr. Kyle is a member of the Board of Directors and Vice President, Secretary and General Counsel of the Issuer and DirectPlacement, Inc. (formerly DirectPlacement.com, Inc.), a Delaware corporation and wholly owned subsidiary of the Issuer ("DPI"). DPI analyzes and disseminates information pertaining to the private placement market and through its wholly-owned subsidiary DP Securities, Inc., is engaged in the private placement of equity and debt securities by publicly traded entities. The Issuer and DPI are located at the address set forth in 2(b) above.

         (d) M. Kyle has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kyle has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member of the Group being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Mr. Kyle is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.


         As of May 15, 2001, the Issuer, DPI, and DP Merger Corp., a Delaware corporation ("MergerSub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which on June 11, 2001 (the "Effective Date") MergerSub was merged with and into DPI (the "Merger") and DPI became a wholly owned subsidiary of the Issuer.

         On the Effective Date, the holders of common stock of DPI received 1.25 shares of the Issuer's common stock, par value $.001 per share ("Common Stock"), for each outstanding share of common stock of DPI held thereby (the "Exchange Ratio"), and the holders of options and warrants issued by DPI were exchanged for a like number of options and warrants of the Issuer and an adjusted exercise price based upon the Exchange Ratio. As a founder of DPI, Mr. Kyle owned 1,230,000 shares of DPI common stock immediately prior to the Merger. By virtue of the Merger, Mr. Kyle received 1,537,500 shares of the Issuer's Common Stock. However, pursuant to the terms of a Stock Exchange Agreement between the Issuer and certain holders of Common Stock, immediately following the consummation of the Merger, Mr. Kyle surrendered 1,153,125 shares of the Issuer's Common Stock in exchange for Issuer performance warrants (the "Performance Warrants") exercisable for 1,153,125 shares of Common Stock upon the satisfaction of certain performance targets (the "Stock Exchange").

         The Performance Warrants are exercisable until May 31, 2011 at an exercise price of $.001 per share and vest based upon the satisfaction by the Issuer of certain performance targets. The first fifty percent (50%) of the shares issuable upon the exercise of the Performance Warrants (the "Warrant Shares") shall vest upon (i) the Issuer (or any subsidiary thereof) reporting cumulative total revenues commencing with the quarter ending June 30, 2001 (the "Initial Quarter") and thereafter during the Exercise Period ("Cumulative Total Revenues") of not less than $10 million, or (ii) the Issuer (or any subsidiary thereof) reporting cumulative EBITDA (earnings before the payment of interest and taxes and before any deduction for depreciation and amortization) commencing with the Initial Quarter and thereafter during the Exercise Period ("Cumulative EBITDA") of not less than $1 million; or (iii) the Issuer (or any subsidiary thereof) reporting cumulative Gross Placements (as hereinafter defined) commencing with the Initial Quarter and thereafter during the Exercise Period ("Gross Placements") of not less than $50 million. The remaining Warrant Shares shall vest upon (i) the Issuer (or any subsidiary thereof) reporting Cumulative Total Revenues commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $20 million, or (ii) the Issuer (or any subsidiary thereof) reporting Cumulative EBITDA commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $2 million; or (iii) the Issuer (or any subsidiary thereof) reporting Cumulative Gross Placements commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $100 million (collectively, the "Remaining Warrant Share Targets"). Satisfaction of 25% of either of the Remaining Warrant Share Targets accelerates the vesting with respect to 25% of the remaining Warrant Shares. "Gross Placements" means the gross proceeds received by third party issuers resulting from the sale or placement of its securities by the Issuer and/or its subsidiaries to investors without reduction, offset, or decrease for any costs or expenses incurred by such issuer and its subsidiaries in connection therewith.

         Mr. Kyle owns 384,385 shares of the Issuer's Common Stock by virtue of the Merger and his surrender of 1,153,125 shares of the Issuer pursuant to the Stock Exchange.

         On June 11, 2001, Mr. Kyle, and Midori USA Corporation, a Delaware corporation, entered into an Amended and Restated Option Agreement ("Option Agreement"). Pursuant to the Option Agreement, Mr. Kyle has the right (the "Option") to (i) purchase 384,375 shares of Issuer's Common Stock owned by Midori at an exercise price of $1.00 per share and (2) 1,153,125 Performance Warrants owned by Midori at an exercise price of $1.00 per Performance Warrant. The Option is exercisable immediately and expires on March 31, 2005.

Item 4.  Purpose of Transaction.

         The Merger was consummated so that the Issuer will have on a consolidated basis an operating entity, and DPI will have the opportunities available to public companies. See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

         Mr. Kyle beneficially owns 768,750 shares of the Issuer's Common Stock including the options to purchase 384,375 shares of Common Stock of the Issuer, or 6.52% of the Common Stock outstanding immediately following the Merger. Mr. Kyle has the sole power to vote and the sole power to direct the disposition of 384,375 shares of Common Stock of the Issuer. Mr. Kyle does not have the sole power or shared to power to vote or direct the disposition of 384,375 shares of Common Stock underlying the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of May 15, 2001, among PPI Capital Group, Inc., DP Merger Corp. and DirectPlacement.com, Inc.

         2. Stock Exchange Agreement, dated as of June 11, 2001, among PPI Capital Group, Inc. and the signatories thereto.

         3. Amended and Restated Option Agreement, dated as of June 11, 2001, by and between Robert Kyle and Midori USA Corporation.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June  21, 2001
--------------
(Date)



                                       /s/ ROBERT KYLE
                                       ---------------------------------
                                       Robert Kyle

                                                                       Exhibit 1
--------------------------------------------------------------------------------







                          AGREEMENT AND PLAN OF MERGER


                                      AMONG


                             PPI CAPITAL GROUP, INC.

                                 DP MERGER CORP.

                                       AND

                            DIRECTPLACEMENT.COM, INC.

                            DATED AS OF MAY 15, 2001







--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ARTICLE I.....................................................................1

THE MERGER....................................................................1

  SECTION 1.1. The Merger.....................................................1
  SECTION 1.2. Closing........................................................1
  SECTION 1.3. Effective Time.................................................1
  SECTION 1.4. Effects of the Merger..........................................2
  SECTION 1.5. Certificate of Incorporation and By-laws of the Surviving
  Corporation.................................................................2
  SECTION 1.6. Boards, Committees and Officers................................2
  SECTION 1.7. Name of the Surviving Corporation..............................2
  SECTION 1.8. Reservation of Right to Revise Transaction.....................2

ARTICLE II....................................................................3

EFFECT OF THE MERGER ON THE CAPITAL STOCK.....................................3

  SECTION 2.1.  Effect on Capital Stock.......................................3

    (a)  Cancellation of Stock................................................3
    (b)  Conversion of DPI Common Stock.......................................3
    (c)  DPI Options and Warrants.............................................3

  SECTION 2.2.  Exchange of Certificates......................................3

    (a)  Exchange Agent.......................................................3
    (b)  Exchange Procedures..................................................4
    (c)  Distributions with Respect to Unexchanged Shares.....................4
    (d)  No Further Ownership Rights in DPI Common Stock......................5
    (e)  No Fractional Shares.................................................5
    (f)  Termination of Exchange Fund.........................................5
    (g)  No Liability.........................................................6
    (h)  Investment of Exchange Fund..........................................6
    (i)  Lost Certificates....................................................6

  SECTION 2.3. Certain Adjustments............................................6

ARTICLE III...................................................................6

REPRESENTATIONS AND WARRANTIES................................................6
  SECTION 3.1.  Representations and Warranties of DPI.........................6

    (a)  Organization, Standing and Corporate Power...........................6
    (b)  Subsidiaries.........................................................7
    (c)  Capital Structure....................................................7
    (d)  Authority; Noncontravention..........................................8
    (e)  Undisclosed Liabilities..............................................8
    (f)  Information Supplied.................................................9
    (g)  Taxes................................................................9
    (h)  Voting Requirements..................................................9
    (j)  Financial Statements.................................................9
    (g)  Absence of Certain Changes or Events.................................9
    (h)  Compliance with Applicable Laws; Litigation.........................10
    (n)  Intellectual Property...............................................10
    (p)  Certain Contracts...................................................10

  SECTION 3.2. Representations and Warranties of PPI Capital.................11

    (a)  Organization, Standing and Corporate Power..........................11
    (b)  Subsidiaries........................................................11
    (c)  Capital Structure...................................................11
    (d)  Authority; Noncontravention.........................................12
    (e)  SEC Documents; Undisclosed Liabilities..............................13
    (f)  Information Supplied................................................13
    (g)  Absence of Certain Changes or Events................................14
    (h)  Compliance with Applicable Laws; Litigation.........................14
    (i)  Absence of Changes in Benefit Plans.................................15
    (j)  ERISA Compliance....................................................15
    (k)  Taxes...............................................................15
    (l)  Voting Requirements.................................................15
    (m)  State Takeover Statutes; Certificate of Incorporation...............15
    (n)  Intellectual Property...............................................16
    (p)  Certain Contracts...................................................16

  SECTION 3.3.  Representations and Warranties of MergerSub..................16

    (a)  Organization, Standing and Corporate Power..........................16
    (b)  Subsidiaries........................................................17
    (c)  Capital Structure...................................................17
    (d)  Authority; Noncontravention.........................................17
    (e)  Undisclosed Liabilities.............................................18

ARTICLE IV...................................................................18

COVENANTS RELATING TO CONDUCT OF BUSINESS....................................18
  SECTION 4.1. Conduct of Business...........................................18

    (a)  Conduct of Business by DPI..........................................18
    (b)  Conduct of Business by PPI Capital and Subsidiaries.................18
    (c)  Other Actions.......................................................19
    (d)  Advice of Changes...................................................19

  SECTION 4.2. No Solicitation by PPI Capital................................20

ARTICLE V....................................................................21

ADDITIONAL AGREEMENTS........................................................21

  SECTION 5.1. Preparation of Current Report on Form 8-K.....................21
  SECTION 5.2. Access to Information; Confidentiality........................22
  SECTION 5.3. Best Efforts..................................................22
  SECTION 5.4. Indemnification, Exculpation and Insurance....................23
  SECTION 5.5. Fees and Expenses.............................................23
  SECTION 5.6. Public Announcements..........................................23
  SECTION 5.8. Bulletin Board Listing........................................23
  SECTION 5.9. Stockholder Litigation........................................23
  SECTION 5.10. Tax Treatment................................................24
  SECTION 5.11. Company Officers; Employment Contracts; Equity Awards........24
  SECTION 5.12. Post-Merger Operations.......................................24
  SECTION 5.13. Conveyance Taxes.............................................24

ARTICLE VI...................................................................25

CONDITIONS PRECEDENT.........................................................25

  SECTION 6.1. Conditions to Each Party's Obligation to Effect the Merger....25

    (a)  Stockholder Approvals...............................................25
    (b)  Governmental and Regulatory Approvals...............................25
    (c)  No Injunctions or Restraints........................................25
    (d)  SEC Reports.........................................................25
    (e)  Corporate Governance................................................25
    (f)  Employment Arrangements.............................................25
    (g)  Opinion of Counsel..................................................25

  SECTION 6.2. Conditions to Obligations of PPI Capital......................26

    (a)  Representations and Warranties......................................26
    (b)  Performance of Obligations of DPI...................................26

  SECTION 6.3. Conditions to Obligations of DPI..............................26

    (a)  Representations and Warranties......................................26

    (b)  Performance of Obligations of PPI Capital...........................26
    (c)  No Material Adverse Change..........................................26
    (d)  Quotation on Bulletin Board.........................................26
    (e)  PPI Capital Assets and Liabilities..................................26
    (f)  Stock Option Plan...................................................26
    (h)  Reverse Stock Split; Private Placement..............................27

  SECTION 6.4. Frustration of Closing Conditions.............................27

ARTICLE VII..................................................................27

TERMINATION, AMENDMENT AND WAIVER............................................27

  SECTION 7.1. Termination...................................................27
  SECTION 7.2. Effect of Termination.........................................28
  SECTION 7.3. Amendment.....................................................28
  SECTION 7.4. Extension; Waiver.............................................28
  SECTION 7.5. Procedure for Termination, Amendment, Extension or Waiver.....29

ARTICLE VIII.................................................................29

GENERAL PROVISIONS...........................................................29

  SECTION 8.1. Nonsurvival of Representations and Warranties.................29
  SECTION 8.2. Notices.......................................................29
  SECTION 8.3. Definitions...................................................30
  SECTION 8.4. Interpretation................................................30
  SECTION 8.5. Counterparts..................................................31
  SECTION 8.6. Entire Agreement; No Third-Party Beneficiaries................31
  SECTION 8.7. Governing Law.................................................31
  SECTION 8.8. Assignment....................................................31
  SECTION 8.9. Headings......................................................31
  SECTION 8.10. Severability.................................................31

EXHIBITS

Exhibit A- Form of Corporate Resolutions

      AGREEMENT AND PLAN OF MERGER dated as of May 15, 2001, among PPI CAPITAL GROUP, INC., a Utah corporation ("PPI Capital"), DIRECTPLACEMENT.COM, INC., a Delaware corporation ("DPI"), and DP MERGER CORP., a Delaware corporation ("MergerSub").

      WHEREAS, the respective Boards of Directors of PPI Capital, MergerSub and DPI have each approved the merger of MergerSub with and into DPI (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $.0001 per share, of DPI ("DPI Common Stock"), will be converted into the right to receive the Merger Consideration (as defined in Section 1.8); and

      WHEREAS, the respective Boards of Directors of PPI Capital, MergerSub and DPI have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of their respective stockholders; and

      WHEREAS, PPI Capital, MergerSub and DPI desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

      NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:


                                    ARTICLE I

                                   THE MERGER

SECTION 1.1. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), MergerSub shall be merged with and into DPI at the Effective Time (as defined in Section 1.3). Following the Effective Time, DPI shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of MergerSub in accordance with the DGCL.

SECTION 1.2. CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Closing will be held at such location as is agreed to by the parties hereto.

SECTION 1.3. EFFECTIVE TIME. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such subsequent date or time as PPI Capital and DPI shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

SECTION 1.4. EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 1.5. CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION. The Certificate of Incorporation of DPI, as amended and in effect prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation (the "Surviving Certificate of Incorporation"). The By-laws of DPI, in effect prior to the Effective Time, shall be the By-laws of the Surviving Corporation (the "Surviving By-laws").

SECTION 1.6. BOARDS, COMMITTEES AND OFFICERS. Prior to the Effective Time, PPI Capital shall adopt resolutions in the form attached hereto as part of Exhibit A, establishing, among other things, the Board of Directors of PPI Capital and DPI from and after the Effective Time. From and after the Effective Time, the members of the Board of Directors, the committees of the Board of Directors, the composition of such committees (including chairmen thereof) and the officers of the Surviving Corporation shall be as set forth on or designated in accordance with the Surviving Certificate of Incorporation, the Surviving By-laws and Exhibit A hereto until the earlier of the resignation or removal of any individual set forth on or designated in accordance with the Surviving Certificate of Incorporation, the Surviving By-laws and Exhibit A or until their respective successors are duly elected and qualified, as the case may be, or until as otherwise provided in the Surviving Certificate of Incorporation, the Surviving By-laws and Exhibit A.

SECTION 1.7. NAME OF THE SURVIVING CORPORATION. The name of the Surviving Corporation shall be DirectPlacement, Inc.

SECTION 1.8. RESERVATION OF RIGHT TO REVISE TRANSACTION. If each of DPI, MergerSub and PPI Capital agree, the parties hereto may change the method of effecting the business combination between MergerSub and DPI, and each party shall cooperate in such efforts, including to provide for (a) a merger of MergerSub with and into DPI, or (b) a merger of DPI with and into PPI Capital; provided, however, that no such change shall alter or change the amount or kind of consideration to be issued to holders of DPI Common Stock as provided for in this Agreement (the "Merger Consideration").

                                   ARTICLE II

                    EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS;
                            EXCHANGE OF CERTIFICATES


SECTION 2.1. EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of DPI Common Stock:

            (a) CANCELLATION OF STOCK. Each share of capital stock of PPI Capital that is owned by DPI, and each share of capital stock of DPI owned by PPI Capital, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

            (b) CONVERSION OF DPI COMMON STOCK. Subject to Section 2.2(e), each issued and outstanding share of DPI Common Stock (other than shares to be cancelled in accordance with Section 2.1(a)) shall be converted into the right to receive (the "Exchange Ratio") 1.25 validly issued, fully paid and nonassessable shares of common stock, par value $.001 per share ("PPI Capital Common Stock"), of PPI Capital. As of the Effective Time, (i) all shares of MergerSub common stock outstanding shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (ii) each holder of a certificate representing any shares of DPI Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of PPI Capital Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

            (c) DPI OPTIONS AND WARRANTS. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each outstanding option and warrant to purchase shares of DPI Common Stock (the "Derivative Securities"), shall remain outstanding, unchanged by reason of the Merger, except that, in accordance with the adjustment provisions thereof, each Derivative Security shall no longer be exercisable for DPI Common Stock, but shall thereafter be exercisable for that whole number of shares of PPI Capital Common Stock and cash in lieu of fractional share interests as the holder thereof would have been entitled to receive pursuant to the Merger had such holder exercised such Derivative Security in full immediately prior to the Effective Time, at an exercise price per share of PPI Capital Common Stock as set forth on Schedule 2.1(c). PPI Capital shall comply with the terms and provisions of all such Derivative Securities.

SECTION 2.2.  EXCHANGE OF CERTIFICATES.

            (a) EXCHANGE AGENT. As of the Effective Time, PPI Capital shall enter into an agreement with Fidelity Transfer Company or other transfer agent designated by DPI (the "Exchange Agent"), which shall provide that PPI Capital shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of DPI Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of PPI Capital Common Stock issuable pursuant to Section
2.1 in exchange for outstanding shares of DPI Common Stock.

            (b) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, but no more than ten (10) days after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of DPI Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as PPI Capital and DPI may reasonably specify) and
(ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of PPI Capital Common Stock which such holder has the right to receive pursuant to the provisions of this
Article II, and cash in lieu of any fractional share of PPI Capital Common Stock in accordance with Section 2.2(e), and the Certificate so surrendered shall forthwith be canceled (such cash and PPI Capital Common Stock deposited with the Exchange Agent for the purpose of the Merger, collectively, the "Exchange Fund"). In the event of a surrender of a Certificate representing shares of DPI Common Stock which are not registered in the transfer records of DPI under the name of the person surrendering such Certificate, a certificate representing the proper number of shares of PPI Capital Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of PPI Capital Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of PPI Capital that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II, and cash in lieu of any fractional share of PPI Capital Common Stock in accordance with Section 2.2(e). No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

            (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to PPI Capital Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of PPI Capital Common Stock represented thereby, and, in the case of Certificates representing DPI Common Stock, no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of PPI Capital Common Stock shall be paid by PPI Capital to the Exchange Agent for payment to holders of DPI Common Stock, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing whole shares of PPI Capital Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of PPI Capital Common Stock and, in the case of Certificates representing DPI Common Stock, the amount of any cash payable in lieu of a fractional share of PPI Capital Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to such surrender payable with respect to such whole shares of PPI Capital Common Stock.

             (d) NO FURTHER OWNERSHIP RIGHTS IN DPI COMMON STOCK. All shares of PPI Capital Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of DPI Common Stock, theretofore represented by such Certificates, subject, however, to PPI Capital obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by DPI on such shares of DPI Common Stock which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of DPI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this
Article II, except as otherwise provided by law.

            (e) NO FRACTIONAL SHARES. (i) No certificates or scrip representing fractional shares of PPI Capital Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of PPI Capital shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of PPI Capital.

      (ii) PPI Capital shall pay each former holder of DPI Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of DPI Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the average of the closing prices of the PPI Capital Common Stock as reported on OTC Bulletin Board during the ten trading days ending on the fifth trading day prior to the Closing Date (the "Average PPI Capital Price").

      (iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing DPI Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing DPI Common Stock subject to and in accordance with the terms of
Section 2.2(c).

            (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for three months after the Effective Time shall be delivered to PPI Capital, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to PPI Capital for payment of their claim for Merger Consideration, any dividends or distributions with respect to PPI Capital Common Stock and any cash in lieu of fractional shares of PPI Capital Common Stock.

            (g) NO LIABILITY. None of PPI Capital, DPI, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of PPI Capital Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of PPI Capital Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

            (h) INVESTMENT OF EXCHANGE FUND. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by PPI Capital, on a daily basis. Any interest and other income resulting from such investments shall be paid to PPI Capital.

            (i) LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by PPI Capital, the posting by such person of a bond in such reasonable amount as PPI Capital may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of PPI Capital Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case pursuant to this Agreement.

SECTION 2.3. CERTAIN ADJUSTMENTS. If between the date hereof and the Effective Time, the outstanding shares of DPI Common Stock or of PPI Capital Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide to the holders of DPI Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

SECTION 3.1. REPRESENTATIONS AND WARRANTIES OF DPI. Except as set forth on the Disclosure Schedule delivered by DPI to PPI Capital prior to the execution of this Agreement (the "DPI Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, DPI represents and warrants to PPI Capital and MergerSub as follows:

            (a) ORGANIZATION, STANDING AND CORPORATE POWER. (i) DPI is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power and authority to carry on its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on DPI. DPI is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not have a material adverse effect on DPI.

      (ii) DPI has delivered to PPI Capital prior to the execution of this Agreement complete and correct copies of its Certificate of Incorporation and By-Laws, as amended to date.

            (b) SUBSIDIARIES. Except as set forth in Section 3.1(b) of the DPI Disclosure Schedule, DPI does not beneficially own any subsidiaries.

            (c) CAPITAL STRUCTURE. The authorized capital stock of DPI consists of 30,000,000 shares of DPI Common Stock and 10,000,000 shares of preferred stock, par value $.0001 per share ("DPI Preferred Stock"). At the close of business on the date hereof: (i) 13,283,751 shares of DPI Common Stock were issued and outstanding; (ii) no shares of DPI Common Stock were held by DPI in its treasury; (iii) no shares of Series A Preferred Stock were issued and outstanding of any class or series; (iv) 228,750 shares of DPI Common Stock were reserved for issuance upon the exercise of 228,750 Warrants; (v) 1,170,250 shares of DPI Common Stock were reserved for issuance upon exercise of 1,170,250 options; and (vi) 1,690,034 shares of DPI Common Stock were reserved for issuance upon conversion of convertible notes in the aggregate principal amount of $1,525,000. In addition, Section 3.1(c) of the DPI Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of the number of shares of DPI Common Stock subject to employee stock options or other rights to purchase or receive DPI Common Stock granted under the DPI Stock Plans (collectively, "DPI Employee Stock Options"), the dates of grant and exercise prices thereof. All outstanding shares of capital stock of DPI are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.1(c) or Section 3.1(c) of the DPI Disclosure Schedule, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of DPI,
(B) any securities of DPI or any DPI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of DPI, (C) any warrants, calls, options or other rights to acquire from DPI or any DPI subsidiary, and any obligation of DPI or any DPI subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of DPI, and (y) there are no outstanding obligations of DPI or any DPI subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no outstanding (A) securities of DPI or any DPI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any DPI subsidiary, (B) warrants, calls, options or other rights to acquire from DPI or any DPI subsidiary, and any obligation of DPI or any DPI subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any DPI subsidiary or (C) obligations of DPI or any DPI subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of DPI subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

            (d) AUTHORITY; NONCONTRAVENTION. DPI has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by DPI and the consummation by DPI of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of DPI, subject, in the case of the Merger, to the DPI Stockholder Approval. This Agreement has been duly executed and delivered by DPI and, assuming the due authorization, execution and delivery by PPI Capital and MergerSub constitutes the legal, valid and binding obligation of DPI, enforceable against DPI in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of DPI or any of its subsidiaries under, (i) the certificate of incorporation or By-Laws of DPI or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, license or similar authorization applicable to DPI or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to DPI or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on DPI or (y) reasonably be expected to impair the ability of DPI to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to DPI or any of its subsidiaries in connection with the execution and delivery of this Agreement by DPI or the consummation by DPI of the transactions contemplated by this Agreement, except for (1) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which DPI is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (2) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on DPI or (y) reasonably be expected to impair the ability of DPI to perform its obligations under this Agreement.

            (e) UNDISCLOSED LIABILITIES. Except (i) as reflected in the DPI Financial Statements (as defined in Section 3.1(j)) or in the notes thereto,
(ii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, or (iii) liabilities incurred in the ordinary cause of DPI's business since March 31, 2001 neither DPI nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on DPI.

            (f) INFORMATION SUPPLIED. None of the information supplied or to be supplied by DPI specifically for inclusion or incorporation by reference any reports, notices, schedules or filings to be filed with the SEC by PPI Capital in connection with the transactions contemplated hereby will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

            (g) TAXES. (i) Each of DPI and its subsidiaries has filed all material tax returns and reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on DPI. DPI and each of its subsidiaries has paid (or DPI has paid on its behalf) all taxes (as defined herein) shown as due on such returns.

      (ii) As used in this Agreement, "taxes" shall include all (x) federal, state, local or foreign income, property, sales, excise and other taxes or similar governmental charges, including any interest, penalties or additions with respect thereto, (y) liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined or unitary group, and (z) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).

            (h) VOTING REQUIREMENTS. The affirmative vote at the DPI Stockholders Meeting (the "DPI Stockholder Approval") of the holders of a majority of the total votes represented by all outstanding shares of DPI Common Stock to adopt this Agreement is the only vote of the holders of any class or series of DPI's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

            (i) FINANCIAL STATEMENTS. DPI has heretofore delivered to PPI Capital financial statements, which are accountants compilations, relating to the period ending December 31, 2000 (the "Financial Statements"). The Financial Statements fairly present the financial position and results of operations of the DPI for the periods presented.

            (j) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as set forth on Schedule 3.1 (j), since March 31, 2001, DPI and its subsidiaries have conducted their business only in the ordinary course and there has not been (i) any material adverse change in DPI, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of DPI's capital stock,
(iii) any split, combination or reclassification of any of DPI's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of DPI's capital stock,
(iv)(A) any granting by DPI or any of its subsidiaries to any current or former director, executive officer or other key employee of DPI or its subsidiaries of any increase in compensation, bonus or other benefit, (B) any granting by DPI or any of its subsidiaries to any such current or former director, executive officer or key employee of any increase in severance or termination pay, or (C) any entry by DPI or any of its subsidiaries into, or any amendment of, any employment, deferred compensation consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or key employee, (v) any change in accounting methods, principles or practices by DPI materially affecting its assets, liabilities or business, (vi) any tax election that individually or in the aggregate would have a material adverse effect on DPI or any of its tax attributes or any settlement or compromise of any material income tax liability.

            (h) COMPLIANCE WITH APPLICABLE LAWS; LITIGATION. DPI, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of DPI and its subsidiaries (the "DPI Permits") except where the failure to have any such DPI Permits individually or in the aggregate would not have a material adverse effect on DPI. DPI and its subsidiaries are in compliance with the terms of the DPI Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply individually or in the aggregate would not have a material adverse effect on DPI. As of the date of this Agreement, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to DPI or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of DPI, threatened.

             (i) INTELLECTUAL PROPERTY. DPI and its subsidiaries own or have a valid license to use all trademarks, service marks, trade names, patents and copyrights (including any registrations or applications for registration of any of the foregoing) (collectively, the " DPI Intellectual Property") necessary to carry on its business substantially as currently conducted, except for such DPI Intellectual Property the failure of which to own or validly license individually or in the aggregate would not have a material adverse effect on DPI. Neither DPI nor any such subsidiary has received any notice of infringement of or conflict with, and, to DPI 's knowledge, there are no infringements of or conflicts (i) with the rights of others with respect to the use of, or (ii) by others with respect to, any DPI Intellectual Property that individually or in the aggregate, in either such case, would have a material adverse effect on DPI.

            (j) CERTAIN CONTRACTS. Except as set forth in the Schedule 3.1(j), DPI nor any of its subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC), (ii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of DPI and its subsidiaries, taken as a whole, is or would be conducted, or (iii) any contract or other agreement which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (all contracts of the type described in clauses (i) and (ii) being referred to herein as " DPI Material Contracts"). Each DPI Material Contract is valid and binding on DPI (or, to the extent a DPI subsidiary is a party, such subsidiary) and is in full force and effect, and DPI and each DPI subsidiary have in all material respects performed all obligations required to be performed by them to date under each DPI l Material Contract, except where such noncompliance, individually or in the aggregate, would not have a material adverse effect on DPI. Neither DPI nor any DPI subsidiary knows of, or has received notice of, any violation or default under (nor, to the knowledge of DPI, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any DPI Capital Material Contract.

SECTION 3.2. REPRESENTATIONS AND WARRANTIES OF PPI CAPITAL. Except as disclosed in the PPI Capital Filed SEC Documents (as defined in Section 3.2(e)) or as set forth on the Disclosure Schedule delivered by PPI Capital to DPI prior to the execution of this Agreement (the "PPI Capital Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, PPI Capital represents and warrants to DPI as follows:

            (a) ORGANIZATION, STANDING AND CORPORATE POWER. (i) Each of PPI Capital and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect on PPI Capital. Each of PPI Capital and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on PPI Capital.

      (ii) PPI Capital has delivered to DPI prior to the execution of this Agreement complete and correct copies of its Certificate of Incorporation and By-Laws, as amended to date.

            (b) SUBSIDIARIES. MergerSub is the only subsidiary of PPI Capital. All the outstanding shares of capital stock of MergerSub have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by PPI Capital, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

            (c) CAPITAL STRUCTURE. The authorized capital stock of PPI Capital consists of 200,000,000 shares of PPI Capital Common Stock, $.001 par value per share. At the close of business on the date hereof (i) 1,502,000 shares of PPI Capital Common Stock were issued and outstanding (including shares of restricted PPI Capital Common Stock); (ii) no shares of PPI Capital Common Stock were held by PPI Capital in its treasury; and (iii) no shares of preferred stock (of any Class) were authorized, issued and outstanding. All outstanding shares of capital stock of PPI Capital are, and all shares which may be issued pursuant to this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c), Section 3.2 (c) of the PPI Capital Disclosure Schedule there are not issued, reserved for issuance or outstanding
(A) any shares of capital stock or other voting securities of PPI Capital, (B) any securities of PPI Capital or any PPI Capital subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of PPI Capital, (C) any warrants, calls, options or other rights to acquire from PPI Capital or any PPI Capital subsidiary, and any obligation of PPI Capital or any PPI Capital subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of PPI Capital, and (D) there are no outstanding obligations of PPI Capital or any PPI Capital subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no outstanding (X) securities of PPI Capital or any PPI Capital subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any PPI Capital subsidiary,
(Y) warrants, calls, options or other rights to acquire from PPI Capital or any PPI Capital subsidiary, and any obligation of PPI Capital or any PPI Capital subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any PPI Capital subsidiary or (Z) obligations of PPI Capital or any PPI Capital subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of PPI Capital subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither PPI Capital nor any PPI Capital subsidiary is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the PPI Capital subsidiaries, PPI Capital does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to PPI Capital and its subsidiaries as a whole.

            (d) AUTHORITY; NONCONTRAVENTION. PPI Capital has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by PPI Capital and the consummation by PPI Capital of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of PPI Capital. This Agreement has been duly executed and delivered by PPI Capital and, assuming the due authorization, execution and delivery by DPI, constitutes the legal, valid and binding obligations of PPI Capital, enforceable against PPI Capital in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of PPI Capital or any of its subsidiaries under, (i) the certificate of incorporation or By-Laws of PPI Capital or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to PPI Capital or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to PPI Capital or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on PPI Capital or (y) reasonably be expected to impair the ability of PPI Capital to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to PPI Capital or any of its subsidiaries in connection with the execution and delivery of this Agreement by PPI Capital or the consummation by PPI Capital of the transactions contemplated by this Agreement, except for (1) the filing with the SEC of such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (2) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which PPI Capital is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (3) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on PPI Capital or (y) reasonably be expected to impair the ability of PPI Capital to perform its obligations under this Agreement.

            (e) SEC DOCUMENTS; UNDISCLOSED LIABILITIES. PPI Capital has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since February 25, 1999, (the "PPI Capital SEC Documents"). As of their respective dates, the PPI Capital SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such PPI Capital SEC Documents, and none of the PPI Capital SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of PPI Capital included in the PPI Capital SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of PPI Capital and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments.

            (f) INFORMATION SUPPLIED. None of the information supplied or to be supplied by PPI Capital specifically for inclusion or incorporation by reference in any registration statements, prospectuses, reports, schedules or other documents to be filed with the SEC or any other governmental entity, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All SEC Filings will comply as to form and substance in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by PPI Capital with respect to statements made or incorporated by reference therein based on information supplied by DPI specifically for inclusion or incorporation by reference in any subsequent SEC Filing.

            (g) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as permitted by Section 4.1(b), since October 31, 2000, PPI Capital and its subsidiaries have conducted their business only in the ordinary course or as disclosed in any PPI Capital SEC Document filed since such date and prior to the date hereof, and there has not been (i) any material adverse change in PPI Capital, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of PPI Capital's capital stock, (iii) any split, combination or reclassification of any of PPI Capital's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of PPI Capital's capital stock, (iv)(A) any granting by PPI Capital or any of its subsidiaries to any current or former director, executive officer or other key employee of PPI Capital or its subsidiaries of any increase in compensation, bonus or other benefit, (B) any granting by PPI Capital or any of its subsidiaries to any such current or former director, executive officer or key employee of any increase in severance or termination pay, or (C) any entry by PPI Capital or any of its subsidiaries into, or any amendment of, any employment, deferred compensation consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or key employee, (v) except insofar as may have been disclosed in PPI Capital SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date hereof, the "PPI Capital Filed SEC Documents") or required by a change in GAAP, any change in accounting methods, principles or practices by PPI Capital materially affecting its assets, liabilities or business, (vi) except insofar as may have been disclosed in the PPI Capital Filed SEC Documents, any tax election that individually or in the aggregate would have a material adverse effect on PPI Capital or any of its tax attributes or any settlement or compromise of any material income tax liability or (vii) any action taken by PPI Capital or any of the PPI Capital subsidiaries during the period from October 31, 2000 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time would constitute a breach of Section 4.1(b).

            (h) COMPLIANCE WITH APPLICABLE LAWS; LITIGATION. (i) PPI Capital, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of PPI Capital and its subsidiaries (the "PPI Capital Permits") except where the failure to have any such PPI Capital Permits individually or in the aggregate would not have a material adverse effect on PPI Capital. PPI Capital and its subsidiaries are in compliance with the terms of the PPI Capital Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply individually or in the aggregate would not have a material adverse effect on PPI Capital. As of the date of this Agreement, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to PPI Capital or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of PPI Capital, threatened.

      (ii) Neither PPI Capital nor any PPI Capital subsidiary is subject to any outstanding order, injunction or decree which has had or, insofar as can be reasonably foreseen, individually or in the aggregate will have a material adverse effect on PPI Capital.

            (i) ABSENCE OF BENEFIT PLANS. PPI Capital has no severance, or employment agreements or policies, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of PPI Capital or any of its wholly owned subsidiaries.

            (j) ERISA COMPLIANCE. PPI Capital and its affiliates have never had any employee, medical or pension benefit plans.

            (k) TAXES. (i) Each of PPI Capital and its subsidiaries has filed all material tax returns and reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on PPI Capital. PPI Capital and each of its subsidiaries has paid (or PPI Capital has paid on its behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the PPI Capital Filed SEC Documents reflect an adequate reserve in accordance with GAAP for all taxes payable by PPI Capital and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

      (ii) No deficiencies for any taxes have been proposed, asserted or assessed against PPI Capital or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on PPI Capital. The federal income tax returns of PPI Capital and each of its subsidiaries consolidated in such returns for tax years through 1997 have closed by virtue of the applicable statute of limitations.

      (iii) Neither PPI Capital nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

            (l) VOTING REQUIREMENTS. The affirmative vote of the holders of a majority of all outstanding voting shares of MergerSub is the only vote of the holders of any class or series of capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, and the issuance of the PPI Capital Common Stock pursuant to the Merger.

            (m) STATE TAKEOVER STATUTES; CERTIFICATE OF INCORPORATION. The Board of Directors of PPI Capital (including the disinterested Directors thereof) has unanimously approved this Agreement and the transactions contemplated hereby and such approval constitutes approval of the Merger and the other transactions contemplated hereby by the PPI Capital Board of Directors under the applicable provisions of the Utah Revised Business Corporation Act ("UBCA") and constitutes approval of the Merger the issuance of PPI Capital Common Stock in connection therewith and the other transactions contemplated hereby.

             (n) INTELLECTUAL PROPERTY. PPI Capital and its subsidiaries own or have a valid license to use all trademarks, service marks, trade names, patents and copyrights (including any registrations or applications for registration of any of the foregoing) (collectively, the "PPI Capital Intellectual Property") necessary to carry on its business substantially as currently conducted, except for such PPI Capital Intellectual Property the failure of which to own or validly license individually or in the aggregate would not have a material adverse effect on PPI Capital. Neither PPI Capital nor any such subsidiary has received any notice of infringement of or conflict with, and, to PPI Capital's knowledge, there are no infringements of or conflicts (i) with the rights of others with respect to the use of, or (ii) by others with respect to, any PPI Capital Intellectual Property that individually or in the aggregate, in either such case, would have a material adverse effect on PPI Capital.

            (o) CERTAIN CONTRACTS. Except as set forth in the PPI Capital Filed SEC Documents, neither PPI Capital nor any of its subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC), (ii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of PPI Capital and its subsidiaries (including DPI and its subsidiaries, assuming the Merger had taken place), taken as a whole, is or would be conducted, or (iii) any contract or other agreement which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (all contracts of the type described in clauses (i) and (ii) being referred to herein as "PPI Capital Material Contracts"). Each PPI Capital Material Contract is valid and binding on PPI Capital (or, to the extent a PPI Capital subsidiary is a party, such subsidiary) and is in full force and effect, and PPI Capital and each PPI Capital subsidiary have in all material respects performed all obligations required to be performed by them to date under each PPI Capital Material Contract, except where such noncompliance, individually or in the aggregate, would not have a material adverse effect on PPI Capital. Neither PPI Capital nor any PPI Capital subsidiary knows of, or has received notice of, any violation or default under (nor, to the knowledge of PPI Capital, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any PPI Capital Material Contract.

SECTION 3.3. REPRESENTATIONS AND WARRANTIES OF MERGERSUB. Except as set forth on the Disclosure Schedule delivered by MergerSub to DPI prior to the execution of this Agreement (the "MergerSub Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, PPI Capital and MergerSub represents and warrants to DPI as follows:

            (a) ORGANIZATION, STANDING AND CORPORATE POWER. (i) MergerSub is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power and authority to carry on its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on MergerSub.

      (ii) MergerSub has delivered to PPI Capital prior to the execution of this Agreement complete and correct copies of its Certificate of Incorporation and By-Laws, as amended to date.

            (b) SUBSIDIARIES. MergerSub does not beneficially own any shares of capital stock.

            (c) CAPITAL STRUCTURE. The authorized capital stock of MergerSub consists of 1,000 shares of MergerSub Common Stock and no shares of preferred stock. At the close of business on the date hereof: (i) 1,000 shares of MergerSub Common Stock were issued and outstanding; and (ii) no shares of MergerSub Common Stock were held by MergerSub in its treasury. All outstanding shares of capital stock of MergerSub are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no issued, reserved for issuance or outstanding securities of MergerSub or any MergerSub subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of MergerSub, or any warrants, calls, options or other rights to acquire from MergerSub or any MergerSub subsidiary.

            (d) AUTHORITY; NONCONTRAVENTION. MergerSub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by MergerSub and the consummation by MergerSub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of MergerSub, subject, in the case of the Merger, to the MergerSub Stockholder Approval. This Agreement has been duly executed and delivered by MergerSub and, assuming the due authorization, execution and delivery by PPI Capital and MergerSub constitutes the legal, valid and binding obligation of MergerSub, enforceable against MergerSub in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of MergerSub or any of its subsidiaries under, (i) the certificate of incorporation or By-Laws of MergerSub or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, license or similar authorization applicable to MergerSub or any of its subsidiaries or their respective properties or assets or
(iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MergerSub or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and
(iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on MergerSub or (y) reasonably be expected to impair the ability of MergerSub to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to MergerSub or any of its subsidiaries in connection with the execution and delivery of this Agreement by MergerSub or the consummation by MergerSub of the transactions contemplated by this Agreement, except for (1) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which MergerSub is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (2) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on MergerSub or (y) reasonably be expected to impair the ability of MergerSub to perform its obligations under this Agreement.

            (e) UNDISCLOSED LIABILITIES. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither MergerSub nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on MergerSub.


                                   ARTICLE IV

                  COVENANTS RELATING TO CONDUCT OF BUSINESS


SECTION 4.1. CONDUCT OF BUSINESS.

            (a) CONDUCT OF BUSINESS BY DPI. Except as set forth in Section 4.1(a) of the DPI Disclosure Schedule, and as otherwise expressly contemplated by this Agreement or as consented to by PPI Capital in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, DPI shall carry on its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time.

            (b) CONDUCT OF BUSINESS BY PPI CAPITAL AND SUBSIDIARIES. Except as set forth in Section 4.1(b) of the PPI Capital Disclosure Schedule, as otherwise expressly contemplated by this Agreement or as consented to by DPI in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, PPI Capital shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this

Agreement to the Effective Time, PPI Capital shall not, and shall not permit any of its subsidiaries to:

      (i) (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

      (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

      (iii) except as contemplated hereby, amend its certificate of incorporation, By-Laws or other comparable organizational documents;

      (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person;

      (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitization);

      (vi) take any action that would cause the representations and warranties set forth in Section 3.2(g) to no longer be true and correct;

      (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money; or

      (viii) authorize, or commit or agree to take, any of the foregoing actions.

            (c) OTHER ACTIONS. Except as required by law, DPI and PPI Capital shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue at the Effective Time, except as provided in the proviso in Section 6.2(a) or Section 6.3(a), or (ii) any of the conditions to the Merger set forth in Article VI not being satisfied.

            (d) ADVICE OF CHANGES. DPI and PPI Capital shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and
(iii) any change or event having, or which, insofar as can reasonably be foreseen, could reasonably be expected to have a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

SECTION 4.2. NO SOLICITATION BY PPI CAPITAL. (a) PPI Capital shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any PPI Capital Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any PPI Capital Takeover Proposal; provided, however, that if the Board of Directors of PPI Capital determines in good faith, based on the advice of outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to PPI Capital's stockholders under applicable law, PPI Capital may, in response to a PPI Capital Superior Proposal (as defined in Section 4.2(b)) which was not solicited by it, which did not otherwise result from a breach of this Section 4.2(a) and subject to providing prior written notice of its decision to take such action to DPI and compliance with Section 4.2(c) (x) furnish information with respect to PPI Capital and its subsidiaries to any person making a PPI Capital Superior Proposal pursuant to a customary confidentiality agreement (as determined by PPI Capital based on the advice of its outside counsel, the terms of which are no more favorable to such person than the Confidentiality Agreement) and (y) participate in discussions or negotiations regarding such PPI Capital Superior Proposal. For purposes of this Agreement, "PPI Capital Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the assets of PPI Capital and its subsidiaries, taken as a whole, or 25% or more of any class of equity securities of PPI Capital, any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of PPI Capital, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving PPI Capital or the PPI Capital Common Stock (or any PPI Capital subsidiary whose business constitutes 50% or more of the net revenues, net income or the assets of PPI Capital and its subsidiaries, taken as a whole), other than the transactions contemplated by this Agreement.

            (b) Except as expressly permitted by this Section 4.2, neither the Board of Directors of PPI Capital nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to DPI, the approval or recommendation by such Board of Directors or such committee of the Merger, this Agreement or the issuance of PPI Capital Class A Common Stock in connection with the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any PPI Capital Takeover Proposal, or (iii) cause PPI Capital to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "PPI Capital Acquisition Agreement") related to any PPI Capital Takeover Proposal. Notwithstanding the foregoing, at any time prior to the obtaining of the PPI Capital Stockholder Approval, the Board of Directors of PPI Capital, to the extent that it determines in good faith, based upon the advice of outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to PPI Capital's stockholders under applicable law, may (subject to this and the following sentences) terminate this Agreement solely in order to concurrently enter into any PPI Capital Acquisition Agreement with respect to any PPI Capital Superior Proposal, but only at a time that is after the fifth business day following PPI Capital's receipt of written notice advising DPI that the Board of Directors of PPI Capital is prepared to accept a PPI Capital Superior Proposal, specifying the material terms and conditions of such PPI Capital Superior Proposal and identifying the person making such PPI Capital Superior Proposal. For purposes of this Agreement, a "PPI Capital Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of PPI Capital Common Stock then outstanding or all or substantially all the assets of PPI Capital and otherwise on terms which the Board of Directors of PPI Capital determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to PPI Capital's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of PPI Capital based on the advice of its financial advisor, is reasonably capable of being obtained by such third party.

            (c) In addition to the obligations of PPI Capital set forth in paragraphs (a) and (b) of this Section 4.2, PPI Capital shall immediately advise DPI orally and in writing of any request for information or of any PPI Capital Takeover Proposal, the material terms and conditions of such request or PPI Capital Takeover Proposal and the identity of the person making such request or PPI Capital Takeover Proposal. PPI Capital will keep DPI reasonably informed of the status and details (including amendments or proposed amendments) of any such request or PPI Capital Takeover Proposal. DPI shall treat any information it receives from PPI Capital pursuant to this section as confidential information.

            (d) Nothing contained in this Section 4.2 shall prohibit PPI Capital from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to PPI Capital's stockholders if, in the good faith judgment of the Board of Directors of PPI Capital, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law; provided, however, that neither PPI Capital nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement, the Merger, the issuance of PPI Capital Common Stock in connection with the Merger, or approve or recommend, or propose publicly to approve or recommend, a PPI Capital Takeover Proposal.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS


SECTION 5.1. PREPARATION OF CURRENT REPORT ON FORM 8-K (a) Within 15 days following the Effective Time, DPI shall prepare (with the assistance of PPI Capital) and file with the SEC a

Current Report on Form 8-K describing, among other things, this Agreement and the transaction contemplated hereby.

SECTION 5.2. ACCESS TO INFORMATION; CONFIDENTIALITY. Each of DPI and PPI Capital shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of DPI and PPI Capital shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this
Section 5.2 shall affect any representation or warranty given by the other party hereto. Each of DPI and PPI Capital will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

SECTION 5.3. BEST EFFORTS. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and
(iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Nothing set forth in this Section 5.3(a) will limit or affect actions permitted to be taken pursuant to Sections 4.1 and 4.2.

            (b) In connection with and without limiting the foregoing, DPI and PPI Capital shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

SECTION 5.4. INDEMNIFICATION, EXCULPATION AND INSURANCE. (a) PPI Capital agrees to maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of DPI and its subsidiaries as provided in their respective certificates of incorporation or By-Laws (or comparable organizational documents) and any indemnification agreements of DPI. In addition, from and after the Effective Time, directors and officers of DPI who become directors or officers of PPI Capital will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of PPI Capital.

SECTION 5.5. FEES AND EXPENSES. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 5.6. PUBLIC ANNOUNCEMENTS. PPI Capital and DPI will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with and use reasonable efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

SECTION 5.7. BULLETIN BOARD LISTING. PPI Capital shall use its best efforts to maintain the listing of its shares of Common Stock on the NASD OTC Bulletin Board.

SECTION 5.8. STOCKHOLDER LITIGATION. Each of DPI and PPI Capital shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against DPI or PPI Capital, as applicable, and its directors relating to the transactions contemplated by this Agreement. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, subject to the provisions herein stated, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. The indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the indemnifying party if the indemnifying party has assumed the defense of the action with counsel reasonably satisfactory to the indemnified party; provided that the reasonable fees and expenses of such counsel shall be at the expense of the indemnifying party if (i) the employment of such counsel has been specifically authorized in writing by the indemnifying party or (ii) the named parties to any such action (including any impleaded parties) include both the indemnified party and the indemnifying party and in the reasonable judgment of the counsel to the indemnified party, it is advisable for the indemnified party to be represented by separate counsel (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for the indemnified party, which firm shall be designated in writing by the indemnified party). No settlement of any action against an indemnified party shall be made without the consent of the indemnified party, which shall not be unreasonably withheld in light of all factors of importance to such indemnified party. If it is ultimately determined that indemnification is not permitted, then an indemnified party will return all monies advanced to the indemnifying party.

SECTION 5.9. TAX TREATMENT. It is the intent of the parties that the transactions contemplated hereby will be effected pursuant to Section 368 of the Internal Revenue Code of 1986, as amended. No representation or warranty is being made by any party to any other regarding the treatment of this transaction for federal or state income taxation. Each party has relied exclusively on its own legal, accounting and other tax adviser regarding the treatment of the transaction for federal and state income taxes and on no representation, warranty, or assurance from any other party or such other party's legal, accounting, or other adviser.

SECTION 5.10. COMPANY OFFICERS; EMPLOYMENT CONTRACTS; EQUITY AWARDS. At or prior to the Effective Time, PPI Capital agrees to enter into the employment agreements substantially in the forms set forth in Exhibit B attached hereto.

SECTION 5.11. POST-MERGER OPERATIONS. Following the Effective Time, the combined company shall maintain its principal corporate office in San Diego, CA.

SECTION 5.12. CONVEYANCE TAXES. PPI Capital and DPI shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. PPI Capital shall pay, and DPI shall pay, without deduction or withholding from any amount payable to the holders of DPI Common Stock, any such taxes or fees imposed by any Governmental Entity (and any penalties and interest with respect to such taxes and fees), which become payable in connection with the transactions contemplated by this Agreement, on behalf of their respective stockholders.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT


SECTION 6.1. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

            (a) STOCKHOLDER APPROVALS. Each of the DPI Stockholder Approval and the approval of the stockholders of MergerSub shall have been obtained.

            (b) GOVERNMENTAL AND REGULATORY APPROVALS. Other than the filing provided for under Section 1.3, all consents, approvals and actions of, filings with and notices to any Governmental Entity required of DPI, PPI Capital or any of their subsidiaries to consummate the Merger and the other transactions contemplated hereby, the failure of which to be obtained or taken (i) is reasonably expected to have a material adverse effect on the Surviving Corporation and its prospective subsidiaries, taken as a whole, or (ii) will result in a violation of any laws, shall have been obtained, all in form and substance reasonably satisfactory to DPI and PPI Capital.

            (c) NO INJUNCTIONS OR RESTRAINTS. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect (i) preventing the consummation of the Merger, or (ii) which otherwise is reasonably likely to have a material adverse effect on DPI or PPI Capital, as applicable; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

            (d) SEC REPORTS. All SEC Filings shall have been submitted to the SEC in accordance with the requirements of the Exchange Act.

            (e) CORPORATE GOVERNANCE. PPI Capital shall have taken all such actions as shall be necessary so that the resolutions set forth as part of Exhibit A shall have been adopted, to be effective upon the Effective Time.

            (f) EMPLOYMENT ARRANGEMENTS. Brian Overstreet, Robert Kyle, and Ran Furman shall have entered into employment agreements with PPI Capital which are in form and substance satisfactory to the parties.

            (g) OPINIONS OF COUNSEL. Each of the parties hereto shall have received a legal opinion from Utah and Delaware counsel which opinion shall, among other things, state that the transactions contemplated hereby are as of the Effective Time valid and legally enforceable under Utah and Delaware law.

SECTION 6.2. CONDITIONS TO OBLIGATIONS OF PPI CAPITAL. The obligation of PPI Capital to effect the Merger is further subject to satisfaction or waiver of the following conditions:

            (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of DPI set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on DPI.

            (b) PERFORMANCE OF OBLIGATIONS OF DPI. DPI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

SECTION 6.3. CONDITIONS TO OBLIGATIONS OF DPI. The obligation of DPI to effect the Merger is further subject to satisfaction or waiver of the following conditions:

            (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of PPI Capital and MergerSub set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality," or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on PPI Capital.

            (b) PERFORMANCE OF OBLIGATIONS OF PPI CAPITAL. PPI Capital shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

            (c) NO MATERIAL ADVERSE CHANGE. At any time after the date of this Agreement there shall not have occurred any material adverse change relating to PPI Capital.

            (d) QUOTATION ON BULLETIN BOARD. The shares of the PPI Capital common stock shall be quoted for trading on the NASD OTC Bulletin Board without restriction or qualification.

            (e) PPI CAPITAL ASSETS AND LIABILITIES. PPI Capital shall at the Closing have no liabilities in excess of $10,000.

            (f) STOCK OPTION PLAN. PPI Capital shall adopt a Stock Plan in form and substance satisfactory to DPI.

            (g) STOCK EXCHANGE AGREEMENT. PPI Capital shall execute and deliver a Stock Exchange Agreement in form and substance satisfactory to DPI.

            (h) REVERSE STOCK SPLIT; PRIVATE PLACEMENT. PPI Capital shall have effected (i) a 1-for-10 reverse stock split with respect to its outstanding shares of common stock and (ii) thereafter, sold in a private placement and issued 2,250,000 shares of PPI Capital common stock and warrants to acquire an additional 6,750,000 shares of common stock on terms and conditions acceptable to DPI.

            (i) 2001 STOCK OPTION PLAN. PPI Capital shall have adopted a Stock Option Plan in form and substance satisfactory to DPI.

            (j) OFFICER AND DIRECTORS. PPI Capital shall have (i) accepted the resignation of Mark Scharmann as an officer and director of PPI Capital; (ii) accepted the resignations of all existing officers of PPI Capital; (iii) appointed Brian Overstreet as a director of the Company to fill the vacancy created by Mr. Scharmann's resignation; (iv) expanded the PPI Capital Board of Directors from three (3) members to four (4) members; (v) appointed Robert Kyle to fill the newly created Board seat and (vi) appointed Brian Overstreet, Robert Kyle and Ran Furman as the President and Chief Executive Officer, Vice President, Secretary and General Counsel, and Chief Financial Officer, of PPI Capital, respectively.

SECTION 6.4. FRUSTRATION OF CLOSING CONDITIONS. Neither PPI Capital nor DPI may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.5.


                                   ARTICLE VII

                        TERMINATION, AMENDMENT AND WAIVER


SECTION 7.1. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of 7.1(d) or 7.1(f)) whether before or after the DPI Stockholder Approval or the PPI Capital Stockholder Approval:

            (a) by mutual written consent of PPI Capital, MergerSub and DPI;

            (b) by either PPI Capital or DPI:

      (i) if the Merger shall not have been consummated by June 30, 2001, provided, however, that the right to terminate this Agreement pursuant to this
Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time; provided, however, that this Agreement may be extended not more than 30 days by either party by written notice to the other party if the Merger shall not have been consummated as a direct result of PPI Capital or DPI having failed to receive all regulatory approvals required to be obtained with respect to the Merger.

      (ii) if any restraint having any of the effects set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this
Section 7.1(b)(iv) shall have used best efforts to prevent the entry of and to remove such Restraint;

            (c) by PPI Capital, if DPI shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform
(A) would give rise to the failure of a condition set forth in Section 6.2(a) or
(b), and (B) is incapable of being cured by DPI or is not cured within 45 days of written notice thereof;

            (d) by PPI Capital in accordance with Section 4.3(b); provided that, in order for the termination of this Agreement pursuant to this paragraph (d) to be deemed effective, PPI Capital shall have complied with all provisions contained in Section 4.3, including the notice provisions therein, and with applicable requirements, including the payment of the Termination Fee, of
Section 5.9; or

            (e) by DPI, if PPI Capital shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform
(A) would give rise to the failure of a condition set forth in Section 6.3(a) or
(b), and (B) is incapable of being cured by PPI Capital or is not cured within 45 days of written notice thereof.

SECTION 7.2. EFFECT OF TERMINATION. In the event of termination of this Agreement by either DPI or PPI Capital as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of PPI Capital or DPI, other than the provisions of
Section 3.1(o), Section 3.2(o), the last sentence of Section 5.4, Section 5.9, this Section 7.2 and Article VIII, which provisions survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 7.3. AMENDMENT. This Agreement may be amended by the parties at any time before or after the DPI Stockholder Approval or the PPI Capital Stockholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the stockholders of DPI or PPI Capital without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 7.4. EXTENSION; WAIVER. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 7.5. PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver pursuant to Section
7.4 shall, in order to be effective, require, in the case of PPI Capital or DPI, action by its Board of Directors or, with respect to any amendment to this Agreement, the duly authorized committee of its Board of Directors to the extent permitted by law.

                                  ARTICLE VIII

                               GENERAL PROVISIONS


SECTION 8.1. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.2. NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a) if to PPI Capital or MergerSub, to

            PPI Capital Group, Inc.
            1661 Lakeview Circle
            Ogden, Utah  84403
            Attention:

            with a copy to:

            Taylor and Associates, Inc.
            2681 East Parleys Way
            Suite 203
            Salt Lake City, UT  84109
            Attention:  Elliott Taylor

            (b) if to DPI, to

            DirectPlacement.Com, Inc.
            3655 Nobel Drive
            Suite 540

            San Diego, CA 92122
            Attention:  Brian Overstreet

                 with a copy to:

            Berlack, Israels & Liberman LLP
            120 West 45th Street
            New York, NY  10036
            Attention:  Alan N. Forman

SECTION 8.3. DEFINITIONS. For purposes of this Agreement:

            (a) except for purposes of Section 5.11, an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

            (b) "material adverse change" or "material adverse effect" means, when used in connection with DPI or PPI Capital, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole; and the terms "material" and "materially" have correlative meanings;

            (c) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

            (d) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person; provided however, that with respect to PPI Capital, such term shall not include DPI; and

            (e) "knowledge" of any person which is not an individual means the knowledge of such person's executive officers or senior management of such person's operating divisions and segments, in each case after reasonable inquiry.

SECTION 8.4. INTERPRETATION. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this

Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

SECTION 8.5. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.6. ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement (including the documents and instruments referred to herein) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, Section 5.6 and
Section 5.8, are not intended to confer upon any person other than the parties any rights or remedies.

SECTION 8.7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

SECTION 8.8. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.9. HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.10. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

            IN WITNESS WHEREOF, PPI Capital, MergerSub and DPI have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          PPI CAPITAL GROUP, INC.


                                          By: /s/ MARK A. SCHARMANN
                                              ---------------------------------
                                              Name:  Mark A. Scharmann
                                              Title: President

                                          DP MERGER CORP.


                                          By: /s/ DAVID KNUDSON
                                              ---------------------------------
                                              Name:  David Knudson
                                              Title: President


                                          DIRECTPLACEMENT.COM, INC.


                                          By: /s/ BRIAN OVERSTREET
                                              ---------------------------------
                                              Name:  Brian Overstreet
                                              Title: President

                                                                       Exhibit 2

         STOCK EXCHANGE AGREEMENT (this "AGREEMENT"), dated as of June 11, 2001, among PPI Capital Group, Inc., a Utah corporation (the "COMPANY"), and the signatories hereto (the "STOCKHOLDERS").

         WHEREAS, the Company, DP Merger Corp., a Delaware corporation ("MergerSub"), and DirectPlacement.com, Inc., a Delaware corporation ("DPI"), have entered into that certain Agreement and Plan of Merger dated as of May 15, 2001 (the "MERGER AGREEMENT"), pursuant to which MergerSub will merge with and into DPI, and DPI will become a wholly owned subsidiary of the Company (the "MERGER"); and

         WHEREAS, as a result of the Merger, the Company will issue to the Stockholders the number of shares (the "Issued Shares") of the Company's common stock, par value $.001 per share ("COMPANY COMMON STOCK") set forth opposite such Stockholder's name in Exhibit A attached hereto; and

         WHEREAS, each of the Stockholders have agreed to surrender 75% of the Issued Shares (the "Surrendered Shares") in exchange for the number of common stock purchase warrants (the "COMPANY WARRANTS") set forth opposite such Stockholder's name in Exhibit A; and

         WHEREAS, the execution and delivery of this Agreement by the Company is a condition precedent to the closing of the transactions contemplated by the Merger Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company, and the Purchaser agree as follows:

                                   ARTICLE I
                          EXCHANGE PROCEDURES; CLOSING

         1.1  EXCHANGE PROCEDURES

              (a) Subject to and on the terms and conditions hereof, in reliance on the representations and warranties of the Company and in consideration of the issuance of the Company Warrants to the Stockholders, the Stockholders agree to surrender for cancellation to the Company the Surrendered Shares.

              (b) Subject to and on the terms and conditions hereof, in reliance on the representations and warranties of the Stockholders and in consideration for the surrender and cancellation of the Surrendered Shares, the Company shall issue the Company Warrants to the Stockholders.

         1.2 CLOSING. The closing of the transactions contemplated by this Agreement shall occur immediately following the effective time of the Merger. At the Closing (i) the Stockholders shall surrender certificates representing the Surrendered Shares for cancellation, and (ii) the Company shall issue to the Stockholders the Company Warrants.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

         2.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby makes the following representations and warranties to each of the Stockholders:

              (a) ORGANIZATION AND QUALIFICATION. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Utah with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted.

              (b) AUTHORIZATION; ENFORCEMENT. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and to otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The Company is not is in violation of any of the provisions of its certificate of incorporation, by-laws or other organizational or charter documents.

              (c) ISSUANCE OF THE COMPANY WARRANTS. The Company will have an adequate reserve of duly authorized shares of Common Stock, reserved for issuance to the Stockholders, to enable it to perform its obligations under the Company Warrants. The shares of Company Common Stock issuable upon exercise of the Company Warrants are collectively referred to herein as the "Underlying Shares." When issued in accordance with the terms of this Agreement and the Company Warrants, the Company Warrants and the Underlying Shares will be duly authorized, validly issued, fully paid and nonassessable.

              (d) NO CONFLICTS. The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Company's certificate or articles of incorporation, bylaws or other charter documents (each as amended through the date hereof), or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a the Company debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected

         2.2 REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS. Each of the Stockholders represents and warrants to the Company, with himself/itself only, as follows:

              (a) ORGANIZATION; AUTHORITY. This Agreement has been duly executed by the Stockholder, and when delivered by the Stockholder in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Stockholder, enforceable against it in accordance with its terms.

              (b) INVESTMENT INTENT. The Stockholder is acquiring the Company Warrants as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such securities or any part thereof. Such Stockholder does not have any agreement or understanding, directly or indirectly, with any Person to distribute the Warrants or the Underlying Shares.

                                  ARTICLE III
                         OTHER AGREEMENTS OF THE PARTIES

         3.1 TRANSFER RESTRICTIONS. (a) The Warrants and the Underlying Shares may only be disposed of pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with any applicable federal and state securities laws.

              (b) The Stockholder agrees to the imprinting, so long as is required by this Section 3.1(b), of the following legend on the Securities:

              THESE SHARES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

                                   ARTICLE IV
                                  MISCELLANEOUS

         4.1 ENTIRE AGREEMENT; AMENDMENTS. This Agreement with the Exhibits hereto contains the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

         4.2 NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 6:30 p.m. (New York City time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement later than 6:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) the Business Day following the date of mailing, if sent by. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:


         If to the Company:            PPI Capital Group, Inc.
                                       1661 Lakeview Circle
                                       Ogden, Utah 84403
                                       Attn:  President


         If to a Purchaser:            To the address set forth under such
                                       Purchaser's name on the signature pages
                                       hereto.

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

         4.3 AMENDMENTS; WAIVERS. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each of the Stockholders or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

         4.4 HEADINGS. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

         4.5 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Stockholders.

         4.6 NO THIRD-PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         4.7 GOVERNING LAW. The corporate laws of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in San Diego, CA, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

         4.8 SURVIVAL. The representations, warranties, agreements and covenants contained herein shall survive the Exchange Date and the delivery and exercise of the Company Warrants.

         4.9 EXECUTION. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

         4.10 SEVERABILITY. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

         4.11 REMEDIES. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Stockholders will be entitled to specific performance of the obligations of the Company under the Company Warrants. The parties hereto agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.


                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                            SIGNATURE PAGES FOLLOWS]

              IN WITNESS WHEREOF, the parties hereto have caused this Exchange Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

                                    PPI CAPITAL GROUP, INC.



                                    By: /s/ Mark Scharmann
                                       -----------------------------------------
                                       Name: Mark Scharmann
                                       Title:  President


                                     /s/ Brian Overstreet
                                    --------------------------------------------
                                    Brian Overstreet

                                    Address for Notice:
                                    c/o Direct Placement.com Inc.
                                    3655 Nobel Drive
                                    Suite 540
                                    San Diego, CA 92122


                                     /s/ Robert Kyle
                                    --------------------------------------------
                                    Robert Kyle

                                    Address for Notice:
                                    c/o Direct Placement.com Inc.
                                    3655 Nobel Drive
                                    Suite 540
                                    San Diego, CA 92122


                                    MIDORI USA Corporation


                                    By: /s/ Brian Overstreet
                                       -----------------------------------------
                                       Name: Brian Overstreet
                                       Title: Managing Director


                                    Address for Notice:
                                    c/o Direct Placement.com Inc.
                                    3655 Nobel Drive
                                    Suite 540
                                    San Diego, CA 92122

                                           EXHIBIT A to Stock Exchange Agreement

                                                Number of
                                Number of      Surrendered         Number
Name of Stockholder           Issued Shares      Shares         of Warrants
---------------------------  ---------------  ---------------  ---------------
Brian M. Overstreet            10,762,500        8,071,875        8,071,875

Robert Kyle                     1,537,500        1,153,125        1,153,125

Midori USA Corporation          3,075,000        2,306,250        2,306,250

                                           EXHIBIT B to Stock Exchange Agreement

                            FORM OF WARRANT AGREEMENT

                                                                       Exhibit 3

                   AMENDED AND RESTATED STOCK OPTION AGREEMENT


         Midori USA Corporation, a Delaware corporation ("Grantor"), in exchange for valid consideration, the sufficiency and receipt of which are hereby expressly acknowledged, hereby grants to Grantee, and Grantee hereby accepts, an option (the "Option") to purchase (i) the number of such shares of common stock optioned (the "Option Shares") and (ii) and the number of warrants optioned (the "Option Warrants"; together with the Option Shares shall be collectively referred to as, the "Option Securities") in PPI Capital Group, Inc., a Utah corporation (the "Company"), during the term ending at midnight on the expiration date of this Option, at the option exercise price specified below, subject to and upon the following terms and conditions:

1. Identifying Provisions. As used in this Option, the following terms shall have the following respective meanings:


         (a)     Grantee:                                  Robert F. Kyle

         (b)     Date of Grant:                            June 11, 2001

         (c)     Number of Option Shares:                  384,375
                 Number of Option Warrants:                1,153,125*

         (d)     Exercise price per Option Share:          $1.00
                 Exercise price per Option Warrant:        $1.00

         (e)     Expiration date:                          March 31, 2005

         2. Vesting of Option. This Option shall vest in full upon the grant of this Option.

         3. Exercise of Option. During the Option Period, Grantee may exercise this Option for all, and only all, of the Option Securities. The purchase price for the Option Securities shall be $1.00 per Option Share and $1.00 per Option Warrant. If this Option is not exercised by March 31, 2005, it shall expire and may not be exercised thereafter.

         4. Transferability. This Option may not be transferred, assigned, pledged, hypothecated or disposed of in any way, whether by operation of law or otherwise, and shall be exercised during Grantee's lifetime only by Grantee or his guardian or legal representative, provided that this Option may be transferred or assigned by Grantee to any immediate relative of Grantee or a trust created for the benefit thereof if Grantee is a natural person or to an entity or person directly or indirectly controlled by, controlling, or under common control with Grantee if Grantee is an entity, and such transferee or assignee may thereafter exercise this Option as if it were the Grantee named herein.

         5. Manner of Exercise. This Option may be exercised by Grantee or other person then entitled to exercise it by giving ten (10) business days' written notice of exercise to Grantor and the Company. The Option shall then be

---------------
*Includes any shares of common stock of the Company issued upon the exercise of any such Option Warrants.

exercised thereafter upon tender of the required funds in payment of such price. If the Company or Grantor is required to withhold on account of any present or future tax imposed as a result of such exercise, the notice of exercise shall be accompanied by a check to the order of the Company or Grantor in payment of the amount of such withholding.

         6. Death of Grantee. If Grantee dies during the term of this Option, the Grantee's legal representative or representatives, or the person or persons entitled to do so under Grantee's last will and testament or under applicable intestate law, shall have the right to exercise this Option until the expiration date of this Option.

         7. Rights in Shares Before Issuance and Delivery. No person shall be entitled to the privileges of stock ownership in respect to any shares issuable upon exercise of this Option, unless and until such shares have been issued to such person.

         8. Requirements of Law and of Stock Exchanges. By accepting this Option, Grantee represents and agrees for himself and his assignees, unless a registration statement under the Securities Act of 1933 is in effect as to shares purchased upon any exercise of this Option, (i) any and all shares so purchased shall be acquired for his personal account and not with a view to or for sale in connection with any distribution, and (ii) each notice of the exercise of this Option shall be accompanied by a representation and warranty in writing, signed by the person entitled to exercise the same, that the shares are being so acquired in good faith for his personal account and not with a view to or for sale in connection with any distribution.

         No certificate or certificates for shares of stock purchased upon exercise of this Option shall be issued and delivered unless and until, in the opinion of counsel for the Company, such securities may be issued and delivered without causing the Company to be in violation of or incur any liability under any federal, state or other securities law, or any requirement of law or of any regulatory body having jurisdiction over the Company.

         9.     Adjustments Upon Changes in Common Stock.
                ----------------------------------------

         (a) If any change is made in the Option Securities (whether through reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the Option Securities remaining outstanding at that time will be appropriately adjusted in class, number and price per share as is required to provide Grantee with substantially the same rights as are provided under this Option. By way of example only and without limitation, in the event the Company declares a stock dividend applicable to its common stock following the grant of the Option, but prior to the exercise thereof, the number of Option Securities shall be increased by the amount of additional shares that would have been provided to the Grantee in the event that Grantee exercised this Option prior to the declaration of the stock dividend.

         (b) In the event the Company is merged or consolidated with another entity and the Company is the surviving entity, the Option, whether or not then exercisable, shall pertain to and apply to the securities or other property of the surviving entity, to the extent that a holder of the Option Securities subject to this Option would have been entitled absent such transaction.

         (c) In the event the Company is merged or consolidated with another entity and the Company is not the surviving entity, or in the event substantially all of the property or stock of the Company is acquired by another entity, or in the event of a separation, reorganization, or liquidation of the Company, the Grantor shall make appropriate provision for protection of the Option by the substitution on an equitable basis of appropriate stock of the Company, or of the merged, consolidated or otherwise reorganized corporation which will be issuable in respect of the stock of the Company.

         10. Registration and Other Rights. Prior to Grantee's exercise of the Option, Grantor shall cause the Option Shares (or shares issuable upon exercise of the Option Warrants) to be registered, but only in the event that any other shares in the Company owned by, or issuable to, Grantor are registered during such period. In the event Grantor exercises any other rights relating to shares owned in the Company other than the Option Shares prior to the Grantee's exercise of the Option including, without limitation, rights of first offer or rights of first negotiation, Grantor shall exercise such rights on behalf of the Option Shares to the same extent as its other shares owned in the Company.

         11. Notices. Any notice to be given to the Grantor or the Company shall be addressed to Grantor or the Company in care of its Secretary at its principal office, and any notice to be given to Grantee shall be addressed to him at the address given beneath his signature hereto or at such other address as Grantee may hereafter designate in writing to the Company. Any such notice shall be deemed duly given when enclosed in a properly sealed envelope addressed as aforesaid, registered or certified, and deposited, postage prepaid, in a post office or branch post office regularly maintained by the United States Postal Service.

         12. Laws Applicable to Construction This Agreement has been executed and delivered by the Company in California, and this Agreement shall be construed and enforced in accordance with the laws of said State.

         IN WITNESS WHEREOF, the undersigned has granted this Option on the Date of Grant specified above.

                                      MIDORI USA CORPORATION,
                                      a Delaware corporation


                                      By: /s/ Brian M. Overstreet
                                          ---------------------------------
                                           Name:  Brian M. Overstreet
                                           Title: Managing Director


ACCEPTED AND AGREED:

GRANTEE:



/s/ Robert Kyle
------------------------------------
Name:  Robert F. Kyle


COMPANY:



PPI CAPITAL GROUP, INC.,
a Utah corporation


By: /s/ Brian M. Overstreet
    ---------------------------------
Name:   Brian M. Overstreet
Title:  President